JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

January 5, 2026

Ms. Kalkidan Ezra

Mr. Asen Parachkevov

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear SEC Staff:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on January 2, 2026. The comments relate to the redline provided to the Staff of Post-Effective Amendment (“PEA”) No. 218 to the registration statement of the Trust, which was filed on January 28, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of seven new series of the Trust, now known as T-REX 2X Long Trump Daily Target ETF, T-REX 2X Long LTC Daily Target ETF, T-REX 2X Long DOGE Daily Target ETF, T-REX 2X Long Bonk Daily Target ETF, T-REX 2X Long BNB Daily Target ETF, T-REX 2X Long ADA Daily Target ETF, T-REX 2X Long LINK Daily Target ETF, and T-REX 2X Long SUI Daily Target ETF (each a “Fund” and collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

All Series - Principal Investment Strategies

1.	Comment: In the Principal Investment Strategies, the Staff notes that the Funds’ prospectus includes references to types of investments that do not appear, as of the date of this letter, to be available to implement the Funds’ Principal Investment Strategies (e,g., exchange traded options, including flex options on Reference Assets, swaps on reference ETFs, ETFs that invest in the Reference Asset or futures contracts that provide exposure or replicate the performance of certain of the Reference Assets, and similar ETPs that have been approved to trade on a national exchange, or futures contracts on Reference Assets). Please revise the Funds’ prospectuses to reflect the type of investments and strategies that each Fund will be able to implement as of the auto-effective date of the filing. In addition, if the Fund may invest in such investments when/if they become available, please supplementally explain to us how the Funds would update their disclosure to reflect these investments. If/when such investments do exist, please add to the Item 9 disclosure.

Response: The Trust has updated the disclosure in response to the Staff’s comment. To the extent that the Fund may invest in investments that may not be available at this time, the registration statement disclosures with respect to the relevant Fund will be updated either through a 497 filing or a 485(a) filing depending on timing and materiality to the investment strategy.

Ms. Kalkidan Ezra

Mr. Asen Parachkevov

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

January 5, 2026

Information about the Reference ETFs

2.	Comment: In the sixth paragraph, third sentence, please review and revise the sentence to read “Reference ETFs may be subject to the information requirements.”

Response: The Trust has updated the disclosure in response to the Staff’s comment.

3.	Comment: Please review and revise to make conforming changes to the disclosure to reflect those made in the XRP and DOGE filing.

Response: The Trust confirms that conforming changes have previously been made in response to the Staff’s comment.

Digital Asset/Cryptocurrency Risk

4.	Comment: Please clarify in the risks section for each meme coin series, to clarify that each meme coin is not a medium of exchange in commerce but is akin to collectibles.

Response: The Trust confirms that this change has previously been made in response to the Staff’s comment.

Principal Risks

5.	Comment: Please clarify the burning process and revise the disclosure as applicable.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Fund Summary - T-REX 2X Long Bonk Daily Target ETF

Principal Risks

6.	Comment: Please confirm whether Bonk is still making air drops and if it is expected that air drops would occur periodically and disclose any related risks.

Response: The Trust has updated the disclosure in response to the Staff’s comment. However, the Trust is unaware of any future air drops of Bonk.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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